UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
Dolge, Richard M.
RD #2 127 Puhulka Rd


Newfield, NY 14867
2. Issuer Name and Ticker or Trading Symbol
Tompkins Trustco, Inc. (TMP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[ ] Director [ ] 10% Owner
[X] Officer (give title below) [ ] Other (specify below)
Senior Vice President
Branch Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A) 5)Amount of 6) 7)Nature of
action action or Disposed of (D) Securities Indirect
Date Code A Beneficially D Beneficial
(Month/ or Owned at or Ownership
Day/Year) Code V Amount D Price End of Month I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock 11/14/00 F 40 D $28.5875 D Direct
Common Stock 11/14/00 F 13 D $28.5875 D Direct
Common Stock 11/14/00 F 453 D $28.5875 1 D Direct
Common Stock - 401K 5,790 D Direct
Common Stock DRIP 11/14/00 M 79 A $15.5647 D Direct
Common Stock DRIP 11/14/00 M 619 A $20.9091 715 D Direct

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or Exercise action action Securities Acquired (A) Expiration Date
Price of Date Code or Disposed of (D)
Derivative
Security Code V A D Exercisable Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right $19.2667 02/13/06
to buy)
Incentive Stock Option (right $20.9091 11/14/00 M 619 12/30/04 to buy)
Incentive Stock Option (right $23.6587 08/12/07
to buy)
Incentive Stock Option (right $26.6250 09/14/10
to buy)
Non-Qualified Stock Option $15.5647 11/14/00 M 79 06/02/03
(right to buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7
through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action of Underlying of Deri- Derivative Indirect
Date Securities vative Securities D Beneficial
Amount or Security Beneficially or Ownership
Number of Owned at I
- Title Shares End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right Common Stock 3,000 3,000 D Direct to buy)
Incentive Stock Option (right 11/14/00 Common Stock 619 206 D Direct to buy)
Incentive Stock Option (right Common Stock 3,000 3,000 D Direct to buy)
Incentive Stock Option (right Common Stock 3,500 3,500 D Direct to buy)
Non-Qualified Stock Option 11/14/00 Common Stock 79 0 D Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/s/ Dolge, Richard M.
DATE 12/01/00